SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Share Capital Increase	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

Secretary General and

of the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA S.A., pursuant to article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The Board of Directors of Telefónica, S.A., in the meeting held today, March 25, 2015, has agreed, pursuant to the authorization granted by the General Shareholders’ Meeting held on 18 May 2011, to increase the share capital of Telefónica, S.A. by a nominal amount of 281,213,184 Euros, by means of issuing and circulating 281,213,184 ordinary shares, with a nominal value of 1 Euro each, of the same class and series as those already existing, duly represented by book entries (the “New Shares” and the “Share Capital Increase”, respectively). All of the New Shares to be issued have been underwritten.

The subscription price of the New Shares will be 10.84 Euros per share, 1 Euro corresponding to the nominal value and 9.84 Euros to the issue premium, with the total Share Capital Increase amounting to 3,048,350,914.56 Euros.

The shareholders of Telefónica, S.A. shall hold pre-emptive subscription rights over the New Shares. One pre-emptive subscription right shall correspond to each existing share, and 16 pre-emptive subscription rights shall be necessary in order to subscribe 1 New Share.

Pre-emptive subscription rights shall be transferable under the same conditions as the shares they arise from and shall be negotiable in the Automated Quotation System (Sistema de Interconexión Bursátil Español). The subscription period during which the pre-emptive subscription rights may be exercised shall have a term of 16 calendar days beginning the day following the publication of the mandatory notice of the Share Capital Increase in the Official Commercial Registry Gazette (BORME).

The terms and conditions of the Share Capital Increase and the subscription and disbursement proceeding of the New Shares shall be described in the relevant prospectus which is expected to be approved and registered by the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) (“CNMV”) in the coming days. Once registered by the CNMV, said prospectus shall be made available to the public at the registered office of Telefónica, S.A. and in electronic form, both on the CNMV website (www.cnmv.es) and the Telefónica corporate website (www.telefonica.com).

Madrid, 25 March 2015.

Disclaimer

This document may not be distributed, directly or indirectly, in any jurisdiction in which said distribution is contrary to the applicable laws.

This document may not be considered as a prospectus and is not an offer or a solicitation to buy, sell, subscribe or exchange the securities issued or to be issued by Telefónica, S.A. No such offer in relation to said securities shall be conducted in any jurisdiction in which said offer is illegal.

Those residents in jurisdictions other than Spain who have access to this document shall seek information regarding the legal restrictions that may be applicable, both relative to the distribution of this document and its content, and shall comply with them accordingly.

This document is not an offer for sale of securities in the United States and the securities referred to herein may not be offered or sold in the United States, unless such offer is registered or falls under an exception of registration pursuant the US Securities Act.

Any public offering of the securities of Telefónica, S.A. in the United States will be made by means of a prospectus that includes detailed information about Telefónica, S.A. and its management, including its financial statements. Telefónica, S.A. intends to register the offering referred to in this document in the United States. The relevant prospectus shall be made available to the shareholders and investors through Telefónica, S.A.

The authorization to make a public offer of the New Shares in the Republic of Argentina has been requested to the Argentinean National Securities Commission (Comisión Nacional de Valores) (“CNV”) on 11 March 2015, in compliance with the applicable laws and, for the time being, it has not been yet granted. This document is not an offer to sale nor an invitation to conduct an offer to buy, and no purchases or sales of the transferable securities referred to herein may be carried out until the public offer has been authorized by the CNV.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: March 25th, 2015	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors

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